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July 18, 2025	vedderprice.com

Deborah Bielicke Eades
Shareholder
+1 312 609 7661
deades@vedderprice.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Post-Effective Amendment No. 9 to Registration Statement on Form N-1A
(Tortoise AI Infrastructure ETF)
File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on June 23, 2025 with respect to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A filed on May 2, 2025 (“PEA No. 9”) for Tortoise AI Infrastructure ETF (the “Fund”), a series of the Registrant. Any capitalized terms used but not defined herein have the same meanings as given to them in PEA No. 9. Any page references refer to PEA No. 9. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant will file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before July 25, 20251 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information contained in the 485(b) Amendment.

2.	Comment: Please ensure revisions to disclosure in one section of the Prospectus or Statement of Additional Information are carried throughout other sections of the Registration Statement with respect to the same disclosure, as applicable.

Response: The Registrant confirms that it will carry relevant disclosure revisions throughout the Registration Statement, as applicable.

[1]	The Registrant filed a 485BXT on July 14, 2025 to delay the effectiveness of PEA No. 9 to July 25, 2025.

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U.S. Securities and Exchange Commission

July 18, 2025

3.	Comment: The second paragraph under the caption “Principal Investment Strategies” states that the Fund will invest at least 80% of its total assets in equity securities of AI infrastructure companies. Please revise the disclosure to indicate how the Fund determines that an infrastructure company is an AI infrastructure company for purposes of this investment policy. Please also add disclosure regarding the nexus between infrastructure companies and AI.

Response: The Registrant has revised the disclosure regarding the criteria for identifying AI infrastructure companies to indicate that such determination is made based on fundamental research of the portfolio management team by reference to a company’s revenues and/or capital expenditures devoted to AI infrastructure activities.

The Registrant has revised the wording and presentation order of the disclosure related to AI infrastructure companies. For the information of the staff, the terms "technology" and "energy" encompass a very broad universe of companies. The term "infrastructure" narrows the universe of investment opportunities significantly to only those companies that provide critical assets (e.g., equipment or hardware), services or products (e.g., utilities) that are necessary for the generation of AI output.2 The investable universe is further limited to companies that provide such assets, services or products to AI-capable data centers. Registrant believes that these definitions in combination, as revised in the 485(b) Amendment, describe the nexus between infrastructure and AI.

4.	Comment: The second paragraph under the caption “Principal Investment Strategies” states that the Fund will emphasize investments in AI-capable data center operators. Please revise the disclosure to indicate how the Fund determines that a facility is an AI-capable data center for purposes of this investment policy. Please also add disclosure regarding the nexus between data centers and AI.

Response: The Registrant has revised the disclosure as follows:

AI-capable data centers are facilities that have the equipment and resources to accommodate the intense computational demands of generative AI workloads (emphasis added).

5.	Comment: The second paragraph under the caption “Principal Investment Strategies” states that technology infrastructure companies that provide AI-essential infrastructure to data centers include companies that provide contractors. Please also add disclosure to more specifically identify how the Fund defines “contractors.”

Response: The Registrant has added the following disclosure in Item 9 disclosure (and a shorter version in Item 4 disclosure):

AI infrastructure companies include contractors that design, install, and maintain electrical, communication and HVAC systems in commercial buildings, and industrial facilities, as well as companies that specialize in performing these services for external systems such as transmission lines, or low-voltage distribution lines.

[2]	By virtue of this definition, the Fund does not invest in companies that provide AI applications or software for example.

U.S. Securities and Exchange Commission

July 18, 2025

6.	Comment: The second paragraph under the caption “Principal Investment Strategies” indicates that technology infrastructure companies that provide AI-essential infrastructure to data centers include, but are not limited to, companies that provide servers, data storage and memory, networking, electric equipment, HVAC equipment and contractors. Please confirm supplementally whether this explanation of technology infrastructure companies that provide AI-essential infrastructure to data centers is complete, and if complete, remove the language “include, but are not limited to” in the disclosure. If it is incomplete, please revise the disclosure to provide a complete list of companies that provide AI-essential infrastructure to data centers. Please also add disclosure regarding the nexus between these companies and AI.

Response: Registrant confirms that the description of technology infrastructure companies is complete as of the date hereof. Registrant notes that soaring AI demand is creating unprecedented technology challenges and, as a result, there are rapid technological developments in this sector. The phrase “incudes but is not limited to” is intended to allow for investment in similar companies and products as technology evolves in this area. Registrant has deleted the referenced phrase and has revised the disclosure as follows:

Technology infrastructure companies that provide AI-essential infrastructure to data centers include companies that provide servers, data storage and memory, networking, electric equipment, HVAC equipment and other hardware or equipment that are critical to AI output (emphasis added).

7.	Comment: The fourth paragraph under “Principal Investment Strategies” indicates that in certain market environments, the Fund may use various hedging techniques. Please confirm supplementally whether the use of hedging techniques is a principal investment strategy. To the extent it is not a principal investment strategy, please move the disclosure to Item 9. If this technique is a principal investment strategy, please clarify what “certain market environments” refers to. Please also add disclosure regarding the nexus between hedging techniques and AI.

Response: Registrant confirms that the use of hedging techniques is a principal strategy. Registrant has deleted the “market environment” language and believes the remainder of the sentence describes the circumstances when hedging will be used.

8.	Comment: The fifth paragraph under “Principal Investment Strategies” indicates that the Fund may invest up to 15% of its net assets in restricted securities. Please confirm supplementally whether investments in restricted securities will focus on a particular investment. If they will, please add disclosure to that effect. Please also confirm supplementally if these investments may be counted toward the Fund’s 80% investment policy. If they may be counted towards the 80% investment policy, please add disclosure to that effect.

Response: The term restricted securities does not focus on any particular security or type of security. The use of restricted securities is not however, a principal strategy and Registrant has moved such disclosure to Item 9. A restricted security that meets the criteria for the 80% test would be counted toward satisfying that policy. Registrant does not believe that separate disclosure is warranted because Registrant does not believe that the status of a security as restricted raises any unique issues under the names test.

U.S. Securities and Exchange Commission

July 18, 2025

9.	Comment: Please confirm supplementally whether the risks listed under “Principal Risks” in the summary section of the Prospectus are a complete list of the principal risks with respect to the Fund’s strategy. If the risks listed are complete, please remove the qualifier “certain” in the first sentence of the first paragraph under “Principal Risks.”

Response: The Registrant confirms that the list of risks is complete and has accordingly deleted the word “certain” from the first sentence of the first paragraph under “Principal Risks.”

10.	Comment: Please revise the “Principal Risks” section to either (i) list the risks in alphabetical order (as is stated in the second sentence of the first paragraph), or (ii) revise this sentence to state that risks are listed in order of significance, if applicable.

Response: The Registrant has removed the reference to an alphabetical listing of risks.

11.	Comment: Please confirm supplementally whether Counterparty Risk is a principal risk, and whether it is tied to the Fund’s investments in restricted securities. If it is not a principal risk, please move the risk to the Item 9 section of the Prospectus. Please also delineate the derivative instruments used with respect to the risk, as applicable.

Response: The Registrant confirms that Counterparty Risk is a principal risk that is related to the use of derivative instruments. The Registrant believes that the principal strategy section delineates the types of derivative instruments that may be used.

12.	Comment: Please confirm supplementally whether Liquidity Risk is a principal risk, and whether it is tied to the Fund’s investments in restricted securities. If it is not a principal risk, please move the risk to the Item 9 section of the Prospectus.

Response: The Registrant confirms that Liquidity Risk is a principal risk that is related to the overall types of securities that Fund may invest in including without limitation small cap stocks, foreign securities, and restricted securities.

13.	Comment: Please confirm supplementally whether Mid- and Small-Cap Companies Risk is a principal risk. If it is a principal risk, please add relevant disclosure under “Principal Investment Strategies” related to mid- and small-cap companies.

Response: The Registrant confirms that Mid- and Small-Cap Companies Risk is a principal risk and has added disclosure that the Fund may invest in companies of all market capitalizations under “Principal Investment Strategies.”

U.S. Securities and Exchange Commission

July 18, 2025

14.	Comment: The second sentence of the first paragraph under the caption “Additional Information About the Principal Investment Strategies” states that the Fund will emphasize investments in AI-capable data center operators, technology infrastructure companies and energy infrastructure companies. Please (i) revise the disclosure to more specifically identify how the Fund defines “emphasize” and (ii) confirm supplementally whether there are investments other than AI-capable data centers, technology infrastructure companies and energy infrastructure companies that may be counted toward the Fund’s 80% investment policy. If other investments may be counted towards the 80% investment policy, please add disclosure to that effect.

Response: For the purposes of the 80% test, Registrant confirms that AI infrastructure companies include (1) AI-capable data centers, (2) technology infrastructure companies, and (3) energy infrastructure companies. Registrant has revised the disclosure to remove the term “emphasizes” — Registrant invests 80% of its assets in such companies under normal circumstances.

15.	Comment: The first sentence of the second paragraph under the caption “Additional Information About the Principal Investment Strategies” states that the investment committee conducts fundamental and quantitative research on specific MLPs and on the energy infrastructure sector for the purpose of identifying potential investments for the Fund. Please confirm supplementally whether the investment committee only focuses on MLPs and energy infrastructure companies. If the investment committee conducts research on other investments (such as, AI-related investments), please add disclosure to that effect.

Response: The Registrant confirms that the reference to fundamental and quantitative research applies to all companies in the portfolio and has revised the referenced statement accordingly.

16.	Comment: In the Statement of Additional Information, please revise the Fund’s fundamental investment limitation on concentration to clarify the industries in which it concentrates (versus sectors). Please also add disclosure (where applicable in the Registration Statement) regarding how the Fund defines and identifies these industries.

Response: The Registrant has revised the Fund’s fundamental investment limitation on concentration as follows:

The Fund concentrates its investments (i.e., holds 25% of more of its assets) in the energy infrastructure, industrials, and information technology industries.

Registrant has also added disclosure to the SAI stating that industries are identified by reference to GIC except that (1) renewable energy companies and utilities will be classified in the energy infrastructure industry notwithstanding that they may be classified in other GICs sectors like Materials, Industrials or Utilities, and (2) data centers will be classified in the information technology industry notwithstanding that some data centers may be classified in the Real Estate Industry by GICs. These classifications are intended to align the classification scheme with the investment exposures/risks of the Fund’s portfolio.

U.S. Securities and Exchange Commission

July 18, 2025

Please contact the undersigned at 312-609-7661 or deades@vedderprice.com if you have any questions.

Very truly yours,
/s/ Deborah Bielicke Eades
Deborah Bielicke Eades, Shareholder